Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

November 14, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Cellectar Biosciences, Inc. (CIK 0001279704)

Registration Statement on Form S-1

Filed October 28, 2016

File No. 333-214310

Ladies and Gentlemen:

This letter constitutes supplemental correspondence on behalf of Cellectar Biosciences, Inc., a Delaware corporation (the “Company”), related to the above-referenced filing (the “Registration Statement”), and is filed together with Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Please direct any communications concerning Amendment No. 1 to the undersigned at (617) 832-1113, email—pbork@foleyhoag.com, or, in my absence, Gabrielle Bernstein at (617) 832-1161, email—gbernstein@foleyhoag.com. The email address of the Company’s agent for service is jcaruso@cellectar.com.

Very truly yours,

/s/Paul Bork
Paul Bork

cc:	G. Bernstein, Esq.

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